

November 15, 2023

Elizabeth C. Radigan
Executive Vice President, Chief Legal Officer and Corporate Secretary
Diebold Nixdorf, Incorporated
50 Executive Parkway, P.O. Box 2520
Hudson, OH 44236

> **Re: Diebold Nixdorf, Incorporated**
> **Registration Statement on Form S-1**
> **Filed November 9, 2023**
> **File No. 333-275461**

Dear Elizabeth C. Radigan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim at 202-551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bradley C. Brasser, Esq.